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Shu Du *

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May 30, 2025

VIA EDGAR

Ms. Lilyanna Peyser

Ms. Cara Wirth

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited
Response to the Staff’s Comments on
Registration Statement on Amendment No. 2 to Form F-3
Filed on August 6, 2024 (File No. 333-268111)

Dear Ms. Peyser and Ms. Wirth,

On behalf of our client, Uxin Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 5, 2024, on the Company’s Amendment No. 2 to Registration Statement on Form F-3 filed on August 6, 2024 (the “Amendment No. 2”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Uxin Limited

May 30, 2025

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects the revisions discussed in this letter and other developments, via EDGAR with the Commission.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

Risk Factors

Risks Related to Doing Business in China

We are required to complete the filing procedure with the CSRC..., page 17

1.	We note your amended disclosure in response to prior comment 5; however, the disclosure here should not be qualified by materiality. Please revise to disclose the rectification notice from the Ministry of Industry and Information Technology and your subsequent rectification of the issue.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No. 3.

2.	We note that you have increased the number of Class A ordinary shares available for resale from 5,951,088,705 to 52,490,736,929 and that as of August 6, 2024, you had 56,343,198,438 Class A ordinary shares outstanding. Please revise to disclose the transactions in which the selling shareholders received such shares and the prices paid for such shares. Please also include risk factor disclosure that describes the risks associated with the significant number of shares issued and available for resale, including the dilutive impact that on existing shareholders, as well as the fact that both selling shareholder entities are controlled by directors. Further, given the nature of the offering and its significant size relative to the number of shares outstanding held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Accordingly, please either revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and identify the selling shareholders as underwriters, or provide us with a detailed analysis as to why the proposed offering by the selling shareholders is not an indirect primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please include in your analysis the factors discussed in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules.

The Company respectfully advises the Staff that, in Amendment No. 3, it has significantly reduced the number of Class A ordinary shares available for resale (the “Resale Shares”) from 52,490,736,929 to 16,544,377,841, representing approximately 26.7% of the total issued and outstanding shares of the Company as of the date of this letter.

Uxin Limited

May 30, 2025

In response to the Staff’s comment, the Company has added a risk factor on page 22 of Amendment No. 3. The Company respectfully advises the Staff that, according to the Schedule 13D/A filed by Abundant Grace Investment Limited and certain other files named therein on April 2, 2025, the non-executive director of the Company Mr. Bin Li is no longer deemed to be controlling Nio Capital since an internal management restructuring in March 2025. Therefore, Mr. Bin Li is no longer deemed to be the beneficial owner with respect to the Class A ordinary shares of the Company held by Abundant Glory Investment L.P. and Fame Dragon Global Limited, for which Nio Capital is the beneficial owner. Mr. Bin Li remains deemed to be the beneficial owner with respect to certain Class A ordinary shares held by Abundant Grace Investment Limited. In Amendment No. 3, the Company clarified that the selling shareholder Abundant Grace Investment Limited is an affiliate of a non-executive director of the Company.

The Company respectfully advises the Staff that the previous increase of the Resale Shares from 5,951,088,705 to 52,490,736,929 as set forth in Amendment No.2 was due to (i) the automatic adjustment of the conversion price of the senior convertible preferred shares to Class A ordinary shares from US$0.0457 per ordinary share to US$0.004858 per ordinary share according to the anti-dilution terms under the amended and restated certificate of designation of senior convertible preferred shares of the Company, triggered by the issuance of senior convertible preferred shares to Xin Gao Group Limited on March 26, 2024, and (ii) the conversion of all of the Company’s then-outstanding senior convertible preferred shares into Class A ordinary shares on March 27, 2024, including the senior convertible preferred shares held by the two selling shareholders named in the Amendment No. 2. The Company respectfully advises the Staff that it had disclosed the transactions in which such two selling shareholders received the shares and the prices paid for such shares on pages 32 and 33 of Amendment No. 2.

As disclosed on page 34 of the Amendment No.3, on November 5, 2024, On November 4, 2024, the Company entered into a share subscription agreement with Lightwind Global Limited. In April 2025, the Company completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million.

Abundant Grace Investment Limited, Abundant Glory Investment L.P. and Fame Dragon Global Limited (collectively referred as “Nio Capital” in this letter), Astral Success Limited (an investment vehicle of Joy Capital), and Lightwind Global Limited are collectively referred to as Selling Shareholders in this letter.

Uxin Limited

May 30, 2025

The Company further respectfully advises the Staff that the proposed resale of the Shares by the Selling Shareholders, as contemplated in the Amendment No. 3, is appropriately characterized as a secondary offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), rather than an indirect primary offering in which the Selling Shareholders are acting as conduits in a distribution to the public.

In making this determination, the Company analyzed, among other factors, the six enumerated factors contained in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”):

Background

Issuance of Senior Convertible Preferred Shares and Warrants to Nio Capital and Joy Capital

2021 Subscription Agreement with Nio Capital and Joy Capital

In June 2021, for purposes of the Company’s working capital needs, the Company entered into a subscription agreement with the Nio Capital and Joy Capital to raise an aggregate amount of up to US$315 million, consisting of US$150 million for the issuance of senior convertible preferred shares of the Company and up to US$165 million for the issuance of warrants to purchase convertible preferred shares of the Company.

●	Issuance of senior convertible preferred shares.

In July 2021, the Company issued 145,645,208 senior convertible preferred shares to each of Nio Capital and Joy Capital for an aggregate purchase amount of US$100 million.

In November 2021, the Company issued 58,258,084 and 21,846,781 senior convertible preferred shares to Nio Capital and Joy Capital, respectively, for an aggregate purchase amount of US$27.5 million.

In March 2022, the Company issued 29,129,042 senior convertible preferred shares to Joy Capital for a purchase amount of US$10 million.

In June 2022, the Company issued 21,846,781 senior convertible preferred shares to Joy Capital for a purchase amount of US$7.5 million.

Uxin Limited

May 30, 2025

●	Exercise of warrants.

In August 2023, Joy Capital exercised its warrant to purchase 218,818,380 senior convertible preferred shares of the Company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million.

2022 Subscription Agreement with Nio Capital

In June 2022, for purposes of the Company’s working capital needs, the Company entered into a share subscription agreement with Nio Capital for the subscription of 714,285,714 senior convertible preferred shares of the Company for an aggregate amount of US$100 million. The Company issued 714,285,714 senior convertible preferred shares to Nio Capital in July 2022. As of the date of this letter, Nio Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price. The Company and NIO Capital have mutually agreed that Nio Capital shall fulfil its payment obligation for the outstanding purchase price of US$9.4 million by June 30, 2025.

Adjustment of Conversion Price of the Senior Convertible Preferred Shares

On March 26, 2024, triggered by the Company’s issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao Group Limited for a total consideration of US$7.0 million, the conversion price of the senior preferred shares held by Nio Capital and Joy Capital was automatically adjusted from US$0.0457 per ordinary share to US$0.004858 per ordinary share pursuant to the anti-dilution terms under the amended and restated certificate of designation of senior convertible preferred shares of the Company.

Conversion of All of the Senior Convertible Preferred Shares into Class A Ordinary Shares by Nio Capital and Joy Capital

On March 27, 2024, (i) all of the 918,189,006 senior convertible preferred shares held by Nio Capital were converted into 34,993,824,619 Class A ordinary shares of the Company, and (ii) all of the 437,286,192 senior convertible preferred shares held by Joy Capital were converted into 17,496,912,310 Class A ordinary shares of the Company, in each case at the conversion price of US$0.004858 per ordinary share.

Uxin Limited

May 30, 2025

In-kind Distributions, Share Transfers and Share Acquisition by Nio Capital

From November 2024 to March 2025, Nio Capital made certain in-kind distributions and share transfers, resulting in reduced beneficial ownership of the Company’s Class A ordinary shares held by Nio Capita.

On March 4, 2025, the Company entered into certain definitive agreements with Fame Dragon Global Limited, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. As of the date of this letter, the Company has received US$19.0 million and issued 3,087,690,408 Class A ordinary shares to Fame Dragon Global Limited.

Share Issuance to Lightwind Global Limited

On November 4, 2024, the Company entered into a share subscription agreement with Lightwind Global Limited, an indirect wholly-owned subsidiary of Dida Inc., pursuant to which Lightwind Global Limited agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. In April 2025, the Company completed the issuance of 1,543,845,204 Class A ordinary shares to Lightwind Global Limited with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

As a result of the foregoing, the Selling Shareholders collectively owns 45,516,212,979 Class A ordinary shares of the Company. Pursuant to the Amendment No.3, the total number Resale Shares is 16,544,377,841, representing approximately 26.7% of the total issued and outstanding shares of the Company as of the date of this letter.

Factor 1: How Long the Selling Shareholders Have Held the Shares

Each of Abundant Grace Investment Limited, Abundant Glory Investment L.P., and Astral Success Limited has held the Resale Shares, which were acquired in the form of senior convertible preferred shares and later converted into Class A ordinary shares, since various dates between July 2021 and July 2022. In March 2025, Fame Dragon Global Limited acquired its Resale Shares, representing 1.7% of the total issued and outstanding shares of the Company as of the date of this letter. In April 2025, Lightwind Global Limited acquired its Resale Shares, representing 2.5% of the total issued and outstanding shares of the Company as of the date of this letter pursuant to the definitive agreement entered into in November 2024.

Uxin Limited

May 30, 2025

Therefore, Astral Success Limited has been directly subject to the full investment risk associated with ownership of the Resale Shares held by them for more than two years. Nio Capital has been directly subject to the full investment risk associated with ownership of substantial Resale Shares held by them for more than two years. Although Lightwind Global Limited acquired the Resale Shares held by them in April 2025, the acquisition was made pursuant to the definitive agreement entered into in November 2024.

Accordingly, the Selling Shareholders cannot be compared to underwriters as underwriters (by definition) do not take long-term risk on an issuer’s equity securities. The holding history of the Resale Shares demonstrates that the Selling Shareholders acquired the Resale Shares for investment purposes, and does not demonstrate an intent of the Selling Shareholders to distribute the equity securities on behalf of the Company or that the Selling Shareholders are acting as underwriters.

Factor 2: Circumstances under which the Selling Shareholders Acquired the Shares

The circumstances under which each Selling Shareholder acquired the Resale Shares have been discussed in details under the heading “Background” above.

None of the Selling Shareholders have entered into any underwriting relationship or arrangement with the Company, received any commission or other payment from the Company in connection with the resale of any of their Class A ordinary shares, if any, and the Company will not receive any proceeds from the resale of the Resale Shares, if any, by the Selling Shareholders. We believe these circumstances are distinct from those involving an indirect primary offering by or on behalf of the Company.

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Amendment No. 3 is declared effective. Under the SEC’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” In fact, each of the Selling Shareholders represented to the Company that they acquired the subscription securities for its own account under the share subscription agreements. The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Shares), by or on behalf of the Selling Shareholders that have occurred or will occur if the Amendment No. 3 is declared effective.

Uxin Limited

May 30, 2025

Factor 3: The Selling Shareholders’ Relationship to the Company

As of the date of this letter, Abundant Grace Investment Limited, Fame Dragon Global Limited, Abundant Glory Investment L.P., Astral Success Limited, and Lightwind Global Limited hold 36.8%, 5.0%, 1.0%, 28.3% and 2.5% of the Company’s total outstanding shares, respectively. None of these Selling Shareholders had a prior relationship with the Company before acquiring the Resale Shares as described above, except that Erhai Liu, a director of the Company since July 2021 and the ultimate controller of Joy Capital, had previously served as a director of the Company prior to its listing on the Nasdaq in 2018.

Among these Selling Shareholders, Astral Success Limited is an investment vehicle of Joy Capital, which, in turn, is controlled by Mr. Erhai Liu, a director of the Company. Therefore, Astral Success Limited is an affiliate of the Company. Abundant Grace Investment Limited is an affiliate of Mr. Bin, Li, another director of the Company. However, neither of the two directors is an executive officer nor has any engagement in the daily management of the Company.

The Company notes the Staff’s interpretations in the C&DI Question 212.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As a result, this factor weighs favorably in the Company’s determination that the offering for Resale Shares by the Selling Shareholders under the Amendment No. 3 is a secondary offering and not an indirect primary offering.

In addition, the Company does not have an underwriting relationship with the Selling Shareholders or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the Shares following the effectiveness of the Amendment No. 3 or even whether any such Resale Shares are resold at all under the Amendment No. 3. To the Company’s knowledge, at no time has a Selling Shareholder been affiliated with or acted as a securities broker-dealer or representative thereof.

Furthermore, the Company does not believe that the registration rights that the Company granted to the Selling Shareholders pursuant to the registration rights agreements are indicative of any desire of the Selling Shareholders to sell or distribute the Resale Shares on behalf of the Company. To the extent that the Selling Shareholders sell the Shares, the Selling Shareholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from the resales.

Uxin Limited

May 30, 2025

Factor 4: Amount of Shares Involved

The Company has significantly reduced the number of Resale Shares from 52,490,736,929 to 16,544,377,841, representing approximately 26.7% of the total issued and outstanding shares of the Company as of the date of this letter. The Company does not believe that such amount of shares being registered warrants re-characterizing a valid secondary offering as an indirect primary offering. Specifically, the current amount of Resale Shares involved was partially a consequence of the anti-dilution mechanism that was automatically triggered by the Company’s issuance of senior convertible preferred shares to Xin Gao Group Limited.

Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s C&DI interpretations support the Company’s position. For example, C&DI 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder of large amount of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

To the Company’s knowledge, at no time has any of the Selling Shareholders acted as registered broker-dealers or been affiliates of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and neither of the Selling Shareholders is in the business of underwriting securities. Each of the ultimate beneficial owners of the Selling Shareholders has a long history of investing in different businesses. Each of the Selling Shareholders owns the Company’s equity securities for its own account for investment purposes and not with a view towards distribution.

Uxin Limited

May 30, 2025

Factor 6: Whether under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

The facts above do not support the conclusion that the Selling Shareholders are acting as a conduit for the Company. Each of the Reselling Shareholders acquired the Resale Shares held by them in bona fide investment transactions and has borne market and full economic risks of its investment in the Resale Shares since their acquisitions.

The Selling Shareholders may sell their Resale Shares at prevailing market prices through brokers, in which case they may be required to pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. None of the Selling Shareholders will receive a commission or other remuneration from the Company if and when their Resale Shares are sold. Conversely, the Company will not receive any of the proceeds from the resale of the Resale Shares by the Selling Shareholders. These facts as a whole support the conclusion that the Selling Shareholders are not acting on behalf of the Company or as a conduit for the Company selling the Resale Shares into the open market for a profit.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale transaction by the Selling Shareholders, as contemplated in the Amendment No. 3, should appropriately be classified as a genuine secondary offering and not an indirect primary offering.

*           *           *

Uxin Limited

May 30, 2025

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Amendment No. 3, please do not hesitate to contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Feng Lin, Chief Financial Officer, Uxin Limited
Jiajun Song, Partner, PricewaterhouseCoopers Zhong Tian LLP